PONTOFRIO

03 APR -1 AM 7:21

03007956

SUPPL

São Paulo, March 27 2002

Mr. Paul Dudek
Office Chief
U.S. Securities & Exchange Commission
450 Fifth Street N.W., Mail Stop 3 - 2
Washington, D.C. 20549

Ref: Globex Utilidades S.A.

Exemption: No 82-4486

Gentleman:

On behalf of Globex Utilidades S.A., we are enclosing a free translation of the company's FY2002 release of financial results.

We submit this information to you in order to maintain their exemption, pursuant to rule 12g3-2(b), under the Securities Exchange Act of 1934.

Please acknowledge receipt of this document by stamping the duplicate copy of this letter and returning it to us in the enclosed self-addressed envelope.

Sincerely,

PROCESSED
APR 16 2003
THOMSON FINANCIAL

Doris Pompéu Brasil
Thomson Financial Investor Relations
Consultant

4/14

Encl.

cc: *Glorinete Laurentino*
The Bank of New York

Globex Utilidades S.A.

03 APR -1 AM 7:21

4th Quarter and Fiscal Year 2002 Results (Controlling Company and Consolidated)

CONTACTS

Romolo Isaia
Globex Utilidades, S.A.
(+5521)2472-8520
risaia@pontofrio.com.br

Doris Pompeu
Thomson Financial Investor Relations
(+5511) 3848-0887 ext. 208
doris.pompeu@thomsonir.com.br

Rio de Janeiro, March 18, 2003 – Globex Utilidades S.A. – (BOVESPA: GLOB4, GLOB3; OTC: GBXPY), Brazil's largest retailer of household appliances, today announced its fourth quarter 2002 results. All operating and financial information on the company is expressed in Reais (R$) and is in accordance with Brazilian corporate law accounting. **All comparisons contained herein are with respect to the fourth quarter of 2002, except where otherwise specified.**

Sales Performance

The quarter closed with sales of R$ 831.1 million, a 1.0% increase over fourth quarter 2001. In total, 3.2 million individual items were sold, with an average ticket price of R$ 261.11. The proportional increase in the white goods and small appliances share in sales should be attributed to the fact that the fourth quarter 2001 was an atypical basis for comparison. At that time, the country was suffering from power rationing, which discouraged consumers from buying products like freezers, microwave ovens and air conditioners. On the other hand, computers and computer equipment saw their share in sales mix decline, as the result of the impact of foreign exchange volatility on prices and availability.

Total revenues for fiscal year 2002 were R$ 2,701.7 million, a 3.8% increase year-over-year. In total 10.6 million individual items were sold with an average ticket price of R$ 254.64. Financed sales, including those financed by third parties, accounted for 69% of revenues. Service revenues grew 15.5% over 2001 to reach R$ 29.6 million, consisting mainly of 820,000 extended product warrants and 58,000 consortium quotas, among others. During 2002, 16,000 couples left their wedding gift lists in Globex's stores, posting a 7% increase year-over-year.

Sales Mix - % of total sales

Product Group	4Q 02	4Q 01	2002	2001
White Goods	34.9	30.1	34.3	32.8
Video	18.2	19.6	19.7	18.7
Audio	14.4	17.7	13.5	15.0
Furniture	9.2	8.5	8.6	8.5
Computers & related	4.3	6.4	6.3	7.4
Cellular Phones	7.0	6.0	6.4	6.2
Small appliances	6.1	5.0	5.6	5.1
Others	5.9	6.7	5.6	6.3
TOTAL	**100.0**	**100.0**	**100.0**	**100.0**

E-Commerce (B2C and B2B)

B2C – Sales through Ponto Frio's Internet site and its telephone sales service totaled R$ 25.3 million for the quarter, present value, equivalent to 3% of the Company's sales and 18% higher than fourth quarter 2001, as a result of the improvements made in Ponto Frio's site, aggressive marketing and the increase in the universe of Internet users.

The average price per item sold was R$ 489.79. The sales mix focused on white goods (50.2%), video equipment (22.7%) and computer-related equipment (9.2%). Financed sales accounted for 77.6% of total sales, with an average 6.7 installments. The EBITDA margin for B2C sales was 2.8%.

For the year as a whole, Internet and telephone sales totaled R$ 81.3 million, equivalent to 3% of Globex's total sales and a 17.9% increase over 2001. The EBITDA margin for B2C for the year was 3.9%.

B2B – This covers all the wholesale business made by Globex to small and medium-sized retailers. Revenues for the quarter totaled R$ 85.0 million, equivalent to 10.6% of the total. The fourth quarter EBITDA margin was 4.4%, compared to 3.7% in fourth quarter 2001.

In annual terms, revenues amounted to R$ 263 million, equivalent to 9.7% of the total. The EBITDA margin was 3.5%, showing that this is a viable sales channel.

Gross Trading Margin

The 19.0% trading margin was in line with that of the third quarter 2002 and demonstrates the Company's commitment to recovering its trading margins. In absolute terms, the Gross margin for the quarter grew 9.2% to R$ 125.9 million, outperforming sales growth.

For the year as a whole, the gross margin was 18.6%, versus 18.1% in 2001, 6.5% greater than the absolute value recorded in 2001.

Operating Expenses

Operating expenses at the controlling company level totaled R$ 116.2 million, or 17.6% of net trading revenues, compared to 17.3% in fourth quarter 2001. The slight increase was caused by a more conservative policy of creating provisions against suits for civil, labor or other disputes.

The number of employees at end-December was 7,615, of which 1,073 were temporary staff hired for the peak year-end sales. There were also 755 credit analysts reporting to Banco Investcred Unibanco S.A.

Operations of the controlled company, Banco Investcred Unibanco S.A.

Banco Investcred Unibanco S.A ended the quarter with net income of R$ 9.6 million, taking it to R$27.1 million and a 24.5% return on equity (ROAE) for the year as a whole. Globex sales financed by Investcred represented 63.8% of total yearly sales, with an average 6.1 installments, compared with an average 5.7 the previous year.

Accounts receivable at quarter-end were R$ 588.5 million. The bad debt provision was R$ 91.7 million, R$ 13.7 million above the minimum required by Central Bank Res. 2,682, in order to comply with in-house policy, which takes into account full provisioning of contracts with over 60 days past due.

Average payment delinquency during the quarter, defined as more than 180 days past due, was 6.1% of the whole receivables portfolio, compared with 6.7% the previous year. For the full year, average delinquency was 6.6%, compared with 7.0% in 2001.
Average delinquency was 4.7% of receivables classified in the A to G categories portfolio, versus 5.7% fourth quarter 2001.

Capital Expenditures

Capital expenditures totaled R$ 33.2 million for the year and R$ 8.0 million for the fourth quarter.

To support geographical expansion and offer faster deliveries, two new distribution and logistics centers were inaugurated: one in São Paulo state and the other in Rio Grande do Sul state. The São Paulo distribution center has 30,000 square meters and storage capacity for 500,000 items, with automated receipt, storage and distribution. The Porto Alegre distribution center has 9.000 square meters and storage capacity for 130,000 items and will support the 45 stores in the state of Rio Grande do Sul.

At the end of December, the group had 346 sales points, with a total 254,000 m^2 of floor space. During the quarter, Globex strengthened its presence in the state of São Paulo with 6 new stores in cities where the Ponto Frio banner was not yet present. One store was inaugurated in Rio de Janeiro state and another in Rio Grande do Sul state. At the end of December, a store in Rio Grande do Sul state was closed.

4Q02 Capital Expenditures Distribution


Others 27%
New stores 32%
Remodelling of stores 9%
Distribution Center 32%

Earnings before interest, tax and depreciation (EBITDA)

Globex reported fourth quarter EBITDA of 5.5% of net trading revenues, versus 3.2% in fourth quarter 2001, the direct result of higher gross margins, growing service revenues and vigorous control of administrative and selling expenses.

For fiscal year 2002, the EBITDA margin was 3.8%, compared with 3.0% the previous year.

Interests on Equity

In accordance with Lei 9,249/95 and Ruling 207/96 of the Comissão de Valores Mobiliários (Brazilian SEC), the Board of Directors will submit to the General Shareholders' Meeting a proposal to ratify the payment of interest on equity in the amount of R$ 20 million, equivalent to 55% of net income, which should be booked as dividends payable.

Final Comments

Globex posted net income for the quarter of R$ 19.8 million and R$ 35.8 million for the year as a whole, net of the R$ 3.5 million share in the profits awarded to Globex's employees.

Despite the nominal decrease of the net income when compared to the previous year, it is worth mentioning that the comparison of results in the two years is negatively distorted by the effect of exchange depreciation on the "unhedged" portion of the Company's debt, which generated financial expenses of R$ 18.9 million in 2001, as well as a credit of R$ 60.1 million of non-operating income that year from the sale of 50% of Banco Investcred Unibanco S.A. If these non-recurring events are excluded, 2002 earnings were significantly better than in 2001, as the result of improved trading

margins, higher service revenues and lower operating expenses.

The economy should face a series of difficulties in 2003. Interest rates will remain high, at least at first, in order to curb what are still high levels of inflation. Moreover, the possibility of a Middle East conflict and the effects on oil prices and investor confidence may condemn Brazil to slow growth in 2003. The new administration, however, is showing strong commitment to fiscal and monetary austerity, and is negotiating fundamental Social Security and Tax reforms that should reduce the Brazilian country risk premium and pave the way for sustained growth from 2004 onwards. Despite this scenario, we believe that Globex's sound financial situation, transparency to the market, and the strong support of suppliers and employees, coupled with its knowledge of the market, ensure a favorable outlook for growth. Brazil has a young population and great potential growth of credit in the economy, which will translate into increasing consumption and growth.

The statements contained in this release relating to the outlook for the Company's business, projection of operating and financial results and with respect to its growth potential, constitute mere forecasts and were based on management's expectations in relation to the future of the Company. These expectations are highly dependent on market changes, the general economic performance of Brazil, of the industry and the international markets - being therefore subject to change.

Balance Sheet (1)

Brazilian GAAP - Corporate Law (R$ thousand)

Assets	UNCONSOLIDATED		CONSOLIDATED	
	12/31/02	12/31/01	12/31/02	12/31/01
Current Assets	**867,371**	**981,517**	**1,061,307**	**1,124,243**
Cash	14,660	13,369	15,618	13,470
Short Term Investments	454,613	507,401	409,130	420,419
Receivables				
Subsidiary Banco Investcred	24,338	39,748	12,169	19,874
Customer Receivables	66,298	137,252	360,567	420,754
Allowances for bad debts	(2,475)	(23,945)	(48,340)	(62,270)
Inventories (2)	230,303	214,502	230,303	214,502
Others	79,634	93,190	81,860	97,494
Non-current Assets	**271,426**	**22,576**	**278,352**	**22,851**
Short Term Investments	187,265		187,265	
Escrow deposits	31,901	6,831	31,930	6,860
Income Taxes & Contribs	50,515	14,000	57,166	14,000
Tax incentives	1,743	1,743	1,989	1,989
Others	2	2	2	2
Permanent Assets	**231,235**	**219,449**	**173,577**	**166,884**
Investments				
Subsidiary Banco Investcred	58,326	53,008		
Others	469	382	893	811
Property and Equipment	172,268	165,033	172,512	165,040
Deferred Charges	172	1,026	172	1,033
Total Assets	**1,370,032**	**1,223,542**	**1,513,236**	**1,313,978**

(1) The Consolidated Balance Sheet incorporates 50% of Banco Investcred in 2002 and 50% in 2001

(2) The purchase of goods are accounted by their present value of receiving date in the inventory

Balance Sheet (1)

Brazilian GAAP - Corporate Law (R$ thousand)

Liabilities	UNCONSOLIDATED		CONSOLIDATED	
	12/31/02	12/31/01	12/31/02	12/31/01
Current Liabilities	**331,038**	**387,924**	**471,040**	**478,360**
Accounts Payable				
Suppliers	183,380	239,921	183,380	239,921
Subsidiary Banco Investcred	3,022	15,572	1,511	7,786
Others	40,980	27,350	42,848	45,701
Financing	2,763	21,953	138,658	114,045
Taxes and Social Charges	69,517	70,184	70,339	53,526
Prov. for Employee Paid Holidays & 13th Month	5,326	944	8,254	5,381
Contingency Provision	6,050	0	6,050	0
Interest on Equity	20,000	12,000	20,000	12,000
Non-current Liabilities	**477,749**	**54,116**	**480,951**	**54,116**
Financing (3)	360,629		360,629	
Deferred Income Tax	21,100	647	21,100	647
Provision for contigencies	95,547	52,785	98,749	52,785
Others	473	684	473	684
Stockholders' Equity	**561,245**	**547,217**	**561,245**	**547,217**
Capital Stock	287,471	259,471	287,471	259,471
Capital Reserves	28,726	28,726	28,726	28,726
Income Reserves	33,936	32,147	33,936	32,147
Mark-to-market of securities and derivatives	(1,757)	0	(1,757)	0
Retained Earnings	216,211	230,215	216,211	230,215
(-) Treasury shares	(3,342)	(3,342)	(3,342)	(3,342)
Total Liabilities	**1,370,032**	**989,257**	**1,513,236**	**1,079,693**

(1) The Consolidated Balance Sheet incorporates 50% of Banco Investcred in 2002 and 50% in 2001

(3) The Euronotes were reclassified to non-current liabilities owing to next due date will occur on December,2004

Profit and Loss Statement[5] - Jan. to Dec.

Brazilian GAAP (R$ thousand)	UNCONSOLIDATED		CONSOLIDATED	
	Jan - Dec/02	Jan - Dec/01	Jan - Dec/02	Jan - Dec/01
Sales Revenue	**2,701,714**	**2,602,196**	**2,701,714**	**2,602,196**
Sales Taxes	542,181	522,046	542,181	522,046
Net Sale	**2,159,533**	**2,080,150**	**2,159,533**	**2,080,150**
Cost of Sales	1,758,749	1,703,706	1,758,749	1,703,706
Gross Profit	**400,784**	**376,444**	**400,784**	**376,444**
Net Services Fees	**29,568**	**25,595**	**29,568**	**25,595**
Operational Expenses	**382,457**	**413,139**	**428,472**	**435,235**
Selling Expenses	273,363	279,589	300,838	298,457
Administrative Expenses	85,070	107,062	103,562	110,188
Management compensation	668	602	692	704
Depreciation	23,356	25,886	23,380	25,886
Revenue from Credit Ops	**13,580**	**76,795**	**159,985**	**240,081**
Loss from Credit Ops	**3,124**	**29,396**	**49,590**	**94,345**
Operational Profit	**58,351**	**36,299**	**112,275**	**112,540**
Financial Revenues	102,472	105,881	127,090	94,246
Financial Expenses	132,539	199,699	189,566	224,282
Nonoperating Income	1,092	61,371	1,092	61,371
Equity - Banco Investcred	13,576	28,191	0	0
Income (Loss) before Taxes	**42,952**	**32,043**	**50,891**	**43,875**
Provisions for Taxes	3,667	(7,052)	11,606	4,780
Employees' profit sharing	3,500		3,500	
Net (Loss) Income	**35,785**	**39,095**	**35,785**	**39,095**

Highlights	Jan - Dec/02	Jan - Dec/01	Jan - Dec/02	Jan - Dec/01
Gross Margin	*18.56%*	*18.10%*	*18.56%*	*18.10%*
Operational Expenses	*17.71%*	*19.86%*	*19.84%*	*20.92%*
Ebitda Margin	*3.78%*	*2.99%*	*6.28%*	*6.65%*
Number of stores	346	348	346	348
Net Earnings per share R$	0.399	0.613	0.399	0.613
Number of shares (x 1,000)	89,758	63,765	89,758	63,765

(5) The consolidated Profit and Loss Statement includes 100% of revenues and expenses of Banco Investcred until September 2001 and 50% since January 2002.

Profit and Loss Statement(4) - 4rd Quarter

Brazilian GAAP (R$ thousand)	UNCONSOLIDATED		CONSOLIDATED	
	4Q 02	4Q 01	4Q 02	4Q 01
Sales Revenue	**831,133**	**823,609**	**831,133**	**823,609**
Sales Taxes	169,849	165,993	169,849	165,993
Net Sale	**661,284**	**657,616**	**661,284**	**657,616**
Cost of Sales	535,410	542,335	535,410	542,335
Gross Profit	**125,874**	**115,281**	**125,874**	**115,281**
Net Services Fees	**10,733**	**7,267**	**10,733**	**7,267**
Operational Expenses	**116,247**	**113,655**	**130,699**	**117,241**
Selling Expenses	85,695	92,530	93,588	95,381
Administrative Expenses	24,375	14,722	30,924	15,449
Management compensation	175	197	177	209
Depreciation	6,002	6,206	6,010	6,202
Revenue from Credit Ops	**9,909**	**9,609**	**48,897**	**42,803**
Loss from Credit Ops	**(238)**	**3,649**	**11,564**	**12,647**
Operational Profit	**30,507**	**14,853**	**43,240**	**35,463**
Financial Revenues	(29,399)	50,428	9,019	47,551
Financial Expenses	(10,752)	66,974	31,889	76,229
Nonoperating Income	1,092	61,371	1,092	61,371
Equity - Banco Investcred	6,395	6,433		
Income (Loss) before Taxes	**19,347**	**66,111**	**21,462**	**68,156**
Provisions for Taxes	(3,945)	10,788	(1,830)	12,833
Employees' profit sharing	3,500		3,500	
Net (Loss) Income	**19,792**	**55,323**	**19,792**	**55,323**

Highlights	4Q 02	4Q 01	4Q 02	4Q 01
Gross Margin	*19.03%*	*17.53%*	*19.03%*	*17.53%*
Operational Expenses	*17.58%*	*17.28%*	*19.76%*	*17.83%*
Ebitda Margin	*5.52%*	*3.20%*	*7.45%*	*6.34%*
Number of stores	346	348	346	348
Net Earnings per share R$	0.221	0.868	0.221	0.868
Number of shares (x 1,000)	89,758	63,765	89,758	63,765

(4) The consolidated Profit and Loss Statement includes 50% of revenues and expenses of Banco Investcred in the fourth quarter of 2002 and 2001.